Exhibit 12.1

Calculation Regarding Ratio of Earnings to Fixed Charges

	Quarter Ended	Year Ended
	March 31,	December 31,
	2005	2004	2003	(dollars in millions) 2002	2001	2000
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges*	$48.3	$311.5	$700.3	$(2,089.4)	$(218.8)	$(353.8)

Fixed charges:
Interest expensed and capitalized	50.5	203.9	235.2	173.3	191.7	188.3
Appropriate portion of rentals	1.5	8.3	6.6	13.5	13.9	10.7
Preferred stock dividends of majority-owned subsidiaries	—	—	44.8	48.2	49.4	61.7

Total fixed charges	$52.0	$212.2	$286.6	$235.0	$255.0	$260.7

Ratio of earnings to fixed charges	—	1.5	2.4	—	—	—
Coverage deficiency**	$3.7	n/a	n/a	$2,324.4	$473.8	$614.5

*	Earnings used in computing the ratio of earnings to fixed charges consisted of income from continuing operations before income taxes, minority interests, income or loss from equity method investees, and fixed charges except for capitalized interest and preferred stock dividends of majority-owned subsidiaries.
**	For periods in which a coverage deficiency is presented, earnings were inadequate to cover fixed charges by the amount of the deficiency.